SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,128,856,500
Registered in the Conservatory of the Commercial Registry of Lisbon
under no. 03602/940706
Collective Person no. 503 215 058

Board of Directors informs on public tender offer

Lisbon, Portugal, 7 February 2006 – The Board of Directors met today to review the terms of the preliminary tender offer announcement, which was unsolicited and hence hostile, over Portugal Telecom (PT), the largest Portuguese economic group.

Following the information on the preliminary announcement, PT’s Board considers that the offer:

  does not outline a strategy or long term vision for the PT Group, today with approximately 40 million customers and 30 thousand employees in 14 countries around the world;
  implies a high degree of uncertainty, given the significant anti-trust and regulatory restrictions, for which no solutions are laid out in the terms of the preliminary announcement;
  does not provide details on the funding of the offer, which as a result of its financing through a highly leveraged structure may imply the dismantling of the PT Group;
  limits, or seeks to limit, PT’s management flexibity, well in excess of what is determined under Portuguese law, in a highly competitive and dynamic sector, which demands a high level of investment.

The Board of Directors is of the opinion that the current and future value of PT is considerably higher than the offer price, and will inform the company’s shareholders of its formal response once a formal offer document has been posted. In the meantime, shareholders are strongly advised to wait for the Board’s recommendations to be issued in due course.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.